UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

EQT CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	001-3551	25-0464690
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

625 Liberty Avenue, Suite 1700 Pittsburgh, Pennsylvania (Address of principal executive offices)	15222 (Zip code)

William E. Jordan

Chief Legal and Policy Officer

(412) 553-5700

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01. Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) and the directions from the Securities and Exchange Commission (the “SEC”), EQT Corporation (“EQT) has filed this Form SD for the reporting period from January 1, 2024 to December 31, 2024. This Form SD is posted to EQT’s website at https://ir.eqt.com, under the “Financials - SEC Filings” tab. Information contained on or available through EQT’s website is not a part of, or incorporated into, this Form SD or any other report that EQT may file with or furnish to the SEC. The following disclosure, in response to paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the SEC on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure

EQT is a vertically integrated American natural gas company with production and midstream operations focused in the Appalachian Basin. EQT holds a majority equity interest in a soil analytics company (the “Consolidated Subsidiary”). The Consolidated Subsidiary manufactures soil probes which EQT believes have the potential to support carbon sequestration efforts and could potentially be used to validate carbon offsets to be used to help EQT offset its greenhouse gas emissions. The financial statements of the Consolidated Subsidiary are consolidated in the financial statements of EQT.

The Consolidated Subsidiary manufactures or contracts to manufacture products that may contain gold, columbite-tantalite (coltan), cassiterite and wolframite and their respective derivatives tantalum, tin and tungsten (collectively, the “Covered Minerals”). EQT is committed to ensuring that components and materials included in such products are sourced from companies that share EQT’s values regarding human rights and social responsibility.

EQT conducted an analysis of the Consolidated Subsidiary’s products and has concluded in good faith that during calendar year 2024, the Consolidated Subsidiary manufactured or contracted to manufacture products for which Covered Minerals are necessary to their functionality or production (“Covered Products”). As such, EQT performed a good faith reasonable country of origin inquiry (“RCOI”) to determine whether any Covered Minerals contained in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”), as defined by Rule 13p-1, or are from recycled or scrap sources, as defined by Rule 13p-1.

The Consolidated Subsidiary’s supply chain with respect to the Covered Products is complex, with intermediaries and third parties in the supply chain between the manufacture of the Covered Products and the original sources of the Covered Minerals used therein. EQT must therefore rely on the Consolidated Subsidiary’s direct suppliers to provide information on the origin and chain of custody of the Covered Minerals, including, in some cases, the sources of the Covered Minerals that are supplied to the Consolidated Subsidiary’s suppliers by their own suppliers.

EQT initiated the RCOI process by determining, based on a review and analysis of the Consolidated Subsidiary’s supplier base, specific suppliers that EQT determined might have provided materials or components containing Covered Minerals necessary to the functionality or production of the Covered Products (the “At-Risk Suppliers”). Next, EQT sent each At-Risk Supplier a communication that requested it provide information regarding the sourcing of its materials with the ultimate goal of identifying the Covered Minerals’ smelters or refiners (“SORs”) and associated mine countries of origin. At-Risk Suppliers who had already performed an RCOI through the use of the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”) were asked to upload such document or provide such information. The CMRT requires a supplier to make representations regarding (i) the country of origin for the Covered Mineral the supplier provided to the Consolidated Subsidiary, (ii) all of the SORs in the supplier’s entire supply chain for such Covered Mineral, (iii) whether such SORs have been validated as being in compliance with the Conflict-Free Smelter Program, (iv) whether the supplier has its own conflict minerals policy that requires its own direct suppliers to be conflict-free, and (v) whether the supplier uses the CMRT with its own suppliers to gather similar information.

EQT reviewed and evaluated the responses received from the At-Risk Suppliers for completeness and accuracy. EQT conducted necessary follow-up communications with At-Risk Suppliers when information provided by the At-Risk Suppliers appeared to be incomplete and when suppliers failed to respond within a reasonable period of time. Additional information was also requested when gaps or inconsistencies were identified in the suppliers’ responses.

EQT’s RCOI inquiry regarding the origin or source of the Covered Minerals contained in the Covered Products did not provide sufficient information to conclusively determine the country of origin of the Covered Minerals contained in the Covered Products or whether such Covered Minerals came from recycled or scrap sources, and whether the Covered Minerals benefit or finance armed groups. Based on the information EQT obtained through the process summarized above, there was an indication of sourcing Covered Minerals from Covered Countries by certain of the Consolidated Subsidiary’s suppliers, based exclusively on the smelters and refiners deemed to be within the supply chain for the Covered Products; however, EQT cannot ascertain if a Covered Country source was in fact used for the Covered Minerals contained in the Covered Products.

Item 1.02. Exhibits

Not required.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01. Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by Form SD and Rule 13q-1 under the Securities Exchange Act of 1934, as amended, is included in Exhibit 2.01 hereto.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

Exhibit 2.01 – Resource Extraction Payment Report as required by Item 2.01 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION

Date: May 23, 2025	By:	/s/ William E. Jordan
	Name:	William E. Jordan
	Title:	Chief Legal and Policy Officer